UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. )*

INVO Bioscience, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44984F104

(CUSIP Number)

September 16, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44984F104	13G	Page 2 of 7 Pages
1.		NAME OF REPORTING PERSON ROBERT BOWDRING
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,715,942
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 11,715,942
	8.	SHARED DISPOSITIVE POWER
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,715,942
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%(1)
12.		TYPE OF REPORTING PERSON HC, IN
1

All share percentage calculations in this Schedule 13G are based upon 155,546,112 shares of common stock, $0.0001 par value per share (“Common Stock”), of INVO Bioscience, Inc. (the “Issuer”) outstanding as of August 14, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q with Securities and Exchange Commission on August 14, 2019.

CUSIP No. 44984F104	SCHEDULE 13G	Page 3 of 7 Pages

Item 1(a).	Name of Issuer:

INVO Bioscience, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5582 Broadcast Court, Sarasota, Florida 34240

Item 2(a).	Name of Person Filing:

Robert Bowdring

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o INVO Bioscience, Inc., 5582 Broadcast Court, Sarasota, Florida 34240

Item 2(c).	Citizenship or Jurisdiction of Organization:

Robert Bowdring is a citizen of the United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

44984F104

CUSIP No. 44984F104	SCHEDULE 13G	Page 4 of 7 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 44984F104	SCHEDULE 13G	Page 5 of 7 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:
See page 2 for amount beneficially owned by the reporting person.

(b)	Percent of class:
See page 2 for amount beneficially owned by the reporting person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See page 2 for amount beneficially owned by the reporting person.

(ii)	Shared power to vote or to direct the vote: See page 2 for amount beneficially owned by the reporting person.

(iii)	Sole power to dispose or to direct the disposition of: See page 2 for amount beneficially owned by the reporting person.

(iv)	Shared power to dispose or to direct the disposition of: See page 2 for amount beneficially owned by the reporting person.

CUSIP No. 44984F104	SCHEDULE 13G	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 44984F104	SCHEDULE 13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 10, 2019

By:	/s/ Robert Bowdring
Name: Robert Bowdring